UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ N-CSR

For Period Ended: December 30, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant	Foamex International Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and number)	Rose Tree Corporate Center II 1400 N. Providence Road, Suite 2000

City, State and Zip Code	Media, PA 19063

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed in a Current Report on Form 8-K filed on February 24, 2009 by Foamex International Inc. (the “Company”) with the Securities and Exchange Commission, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) on February 18, 2009 in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Case No. 09-10560 (KJC)) (the “Chapter 11 Cases”). The Company and such subsidiaries continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

During the period leading up to the Company’s voluntary petition for relief under Chapter 11 of the Bankruptcy Code, the Company’s management team was focused on preparing documentation for the Chapter 11 Cases, conserving cash resources, discussing its reorganization plan with its creditors and arranging debtor-in-possession financing. The Company’s available management and financial resources have been particularly strained following the commencement of the Chapter 11 Cases because the Company’s management and its external advisers have devoted considerable attention to the Company’s reorganization efforts, including the “stalking horse” bid of an affiliate of MatlinPatterson Global Opportunities Partners III (the “Purchaser”) for substantially all of the assets of the Company, which culminated in the execution of an Asset Purchase Agreement among the Company, certain of its subsidiaries and Purchaser on March 25, 2009 as disclosed in a Form 8-K filed by the Company on March 31, 2009.

Consequently, the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008 (the “Form 10-K”) could not be filed within the prescribed period because of the burdens associated with the Chapter 11 Cases and the Company’s financial and liquidity issues. In addition, the Company expects that, because of the Chapter 11 Cases and the uncertainties related to the bankruptcy process, the audit report on the Company’s 2008 consolidated financial statements, if such audit is completed, would include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern. The Company is also preparing for the Bankruptcy Court, pursuant to the Bankruptcy Code, monthly operating reports that will be filed as a matter of public record and will include financial disclosures.

Such inability to file the Form 10-K could not have been eliminated by the Company without unreasonable effort or expense. As a result of the aforementioned issues, the Company believes that it will not be in a position to file the Form 10-K by the fifteenth calendar day following the required filing date, March 30, 2009, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John G. Johnson, Jr.	610-744-2300

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

YES ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the Bankruptcy Code. In anticipation of the bankruptcy filings, the Company has primarily focused on preparing documents for the Chapter 11 Cases, conserving cash resources, discussing its reorganization plan with its creditors and arranging debtor-in-possession financing. Subsequent to the commencement of the Chapter 11 Cases, the Company has been devoting its reduced resources to its reorganization, as more fully discussed above. The Company anticipates that it will report a net loss of approximately $54 million for the year ended December 28, 2008 compared to a net loss of approximately $47 million for the year ended December 30, 2007. These amounts include goodwill impairment charges of approximately $38 million for fiscal 2008 and $37 million for fiscal 2007. Net sales were approximately 23% lower in 2008 resulting in a reduction in gross profit of approximately $60 million. Partially offsetting this decrease were lower interest expense of approximately $25 million due to reduced debt levels (approximately $378 million as of December 28, 2008 compared to approximately $534 million as of December 30, 2007) and lower interest rates, and a net gain on extinguishments of debt of approximately $24 million.

Foamex International Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2009	By:	/s/ John G. Johnson, Jr.
John G. Johnson, Jr.
President and Chief Executive Officer